Peter Seligson To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR	April 22, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacey K. Peikin

Lilyanna Peyser
Tony Watson
Adam Phippen

Re:	Vector Holding, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed March 15, 2022

File No. 333-262203

Ladies and Gentlemen:

On behalf of our client, Vector Holding, LLC (the “Registrant”), we set forth below the Registrant’s response to the letter, dated April 14, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Registrant on March 15, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin    Bay Area    Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Paris   Salt Lake City   Shanghai   Washington, D.C.

Securities and Exchange Commission April 22, 2022 Page 2

Amendment No. 1 to Form S-4 filed March 15, 2022

Questions and Answers About the Proposals for Shareholders

Sponsor Group Ownership of New CCNB Following the Business Combination, page 54

1.	Staff’s comment: We note your disclosure in response to comment 10. Please expand your disclosure to clarify whether and how the earn-out shares are considered in this table.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31, 53-54, 94, and 152 of the Amendment.

Risks Related to the COVID-19 Pandemic and Global Economic Conditions, page 70

2.	Staffs comment: We note your revised disclosure in response to comment 13. Please further revise your disclosure to include information with regard to the fiscal year 2021.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Amendment.

Risk Factors

Risk Related to the Business Combination and CCNB, page 91

3.	Staffs comment: We note your disclosure in response to comment 16. We note that Section 9.3 of the Existing Warrant Agreement provides that "The validity, interpretation and performance of this Agreement and of the Warrants shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rule 327(b). The Company hereby agrees that any action, proceeding or claim against it arising out of, or otherwise based on, this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum." Please revise your Risk Factors to address this provision in the Existing Warrant Agreement, and address the applicability of the provision to claims arising under the Exchange Act and Securities Act. In addition, if you do not intend to revise the agreement to state that the provision does not apply to claims under the Exchange Act, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability, for example that the disclosure will be included in all future Exchange Act reports.

Securities and Exchange Commission April 22, 2022 Page 3

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98-99 of the Amendment. The Registrant respectfully advises the Staff that disclosure has been added to the CCNB Notice of Extraordinary General Meeting, in order to make future investors aware of the provision’s limited applicability, and that such disclosure will be included in applicable future Exchange Act reports.

The New CCNB Post-Closing Certificate of Incorporation, page 114

4.	Staff comment: You state that the post-closing charter will provide for the Court of Chancery to be the exclusive forum for matters "or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court of the District of Delaware" will be the exclusive forum. The charter does not appear to provide for the quoted language; please advise or revise. In addition, please revise the charter to state, as you do in the filing, that this provision does not apply to claims under the Exchange Act or provide reasonable assurance that you will make future investors aware of the provision’s limited applicability, for example that the disclosure will be included in all future Exchange Act reports.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised Annex D of the Amendment.

Background of the Business Combination, page 154

5.	Staff comment: We note your disclosure in response to comment 22. Please expand to disclose, as you do in your response, that Credit Suisse will not receive a placement fee related to the PIPE financing.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Amendment.

Securities and Exchange Commission April 22, 2022 Page 4

6.	Staff comment: We note your disclosure in response to comment 19 and reissue the comment. Please revise your disclosure to discuss in detail any negotiations related to the Sponsor or CCNB public shareholders' equity position in the post-combination company.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 159, 160, and 161 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Domestication Merger, page 186

7.	Staff comment: Please remove language stating that this section is a "summary." Refer to Section III of Staff Legal Bulletin No. 19 for guidance. In addition, based on your disclosure in the third paragraph on page 191, it appears that counsel has scoped out the discussion under the heading "Effects of Section 367(b) to U.S. Holders of CCNB Class A Ordinary Shares" from its opinion; please revise to provide an opinion of counsel on the information in the section "C. U.S. Holders Whose CCNB Class A Ordinary Shares Have a Fair Market Value of Less Than $50,000 And Who Own Less Than 10 Percent of the Voting Power of CCNB and Less than 10% of the Total Value of CCNB" on page 193 as you represent that the transactions described in these sections should not be taxable. With respect to the portion of the tax section that constitutes Weil Gotshal's opinion, it appears that counsel cannot give a firm opinion; counsel may issue a "should" opinion to make clear that the opinion is subject to a degree of uncertainty; however, please ensure that the disclosure includes the information specified in Section III.C.4. of Staff Legal Bulletin 19 and that the risk factors are revised accordingly. Please also revise Exhibit 8.1 to consent to the prospectus discussion of the opinion and being named in the registration statement, as well as to exclude the company from the assumptions contained in paragraph (a).

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in the section “Material U.S. Federal Income Tax Consequences of the Domestication Merger,” on pages 38,187-189 and 200, as well as in Exhibits 8.1 and 8.2 of the Amendment. In accordance with Section III of Staff Bulletin No. 19, Kirkland & Ellis LLP is unable to opine on the effects of Section 367(b) due to the inherently factual nature of the analysis or the uncertainty in the application of the law.

Securities and Exchange Commission April 22, 2022 Page 5

Critical accounting policies

Goodwill, page 266

8.	Staff comment: We note your revisions to comment 29. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 268 of the Amendment.

Index to Financial Statements, page F-1

9.	Staff comment: We note your response to prior comment 30. Please revise to include a statement that Vector Holding, LLC has not commenced operations and has no (or nominal) assets or liabilities.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-1 of the Amendment.

Securities and Exchange Commission April 22, 2022 Page 6

General

10.	Staff comment: We note your disclosure in response to comment 31 and reissue the comment. Please provide a single quantified aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on the completion of a business combination, and describe the nature of what the sponsor and its affiliates have at risk. Include in this amount the current value of securities held, loans extended, fees due, and out of pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 33, 55, 95-96 and 153 of the Amendment.

11.	Staff comment: We note your disclosure in response to comment 35 and reissue the comment. Please provide disclosure pursuant to Item 403 of Regulation S-K regarding Getty Images, or tell us why you do not believe you are required to do so.

Response: The Registrant respectfully acknowledges the Staff’s comment.  The Registrant respectfully advises the Staff that the beneficial ownership table includes information regarding the ownership of the post-Business Combination shares of Registrant for Getty Images’ current stockholders and for persons that will be directors and officers of the Registrant following the Business Combination.  Accordingly, the Registrant believes the requirements of Item 403 of Regulation S-K are satisfied as ownership information has been provided for the Registrant prior to the Business Combination and following the Business Combination.  Additionally, the Registrant has revised the disclosure on pages 320-322 to include ownership information of all named directors and officers of the Registrant following the Business Combination.

12.	Staff comment: We note your disclosure in response to comment 33 and reissue the comment in part. As applicable, please:

•	expand the prospectus cover page to include a description of each of the securities being offered. This description should explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled;

Securities and Exchange Commission April 22, 2022 Page 7

•	describe those circumstances in which holders of non-voting stock would be entitled to vote on particular matters under your constituent documents or applicable law, the number of votes to which they would be entitled, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined class; and

•	describe circumstances or events in which the conversion of no-vote shares is mandatory or optional, and any resulting impact on all shareholders, including dilution.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in the CCNB Notice of Extraordinary General Meeting and on page 304 and 305 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com).

Sincerely,

/s/ Peter Seligson
Peter Seligson

VIA EDGAR

cc:	Chinh E. Chu Vector Holding, LLC

Craig Peters Getty Images, Inc.

James R. Griffin Kyle C. Krpata Weil, Gotshal & Manges LLP